

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Brad Nichol
President and Chief Executive Officer
Edge Resources Inc.
Suite 1400, Elveden House 717-7th Avenue SW
Calgary, Alberta T2P 0Z3
Canada

> **Re:** **Edge Resources, Inc. (f/k/a Guildhall Minerals Ltd.)**
> **Amendment No. 5 to Registration Statement on Form 20-F**
> **Filed December 27, 2010**
> **File No. 0-52768**

Dear Mr. Nichol:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Mark C. Lee (via facsimile)